FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          NOVEMBER 2005

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


          16493-26TH AVENUE, SURREY, BRITISH COLUMBIA, CANADA, V3S 9W9
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  |X|             Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        |_|             No         |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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                                TABLE OF CONTENTS

Document 1                 Press Release dated November 16, 2005
Document 2                 Material Change Report dated November 16, 2005


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


                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222


FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
NOVEMBER 16, 2005                                                      TSXV: AGX

                           KIMBERLITE TARGETS ACQUIRED


AMADOR GOLD CORP. is pleased to announce the acquisition of 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. Amador Gold will pay for staking or leasing costs to earn a fifty (50%) percent working interest in the property. Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Golden Chalice Resources, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Golden Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

On behalf of the Board of Directors

AMADOR GOLD CORP.

/s/ Richard W. Hughes          (Signed)
-------------------------
Richard W. Hughes

President



To find out more about AMADOR GOLD CORP. (TSXV: AGX), visit our website at www.amadorgoldcorp.com



          The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the
                  information contained in this news release.


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


                                                                      DOCUMENT 2

                             MATERIAL CHANGE REPORT

TO:               British Columbia Securities Commission
                  Alberta Securities Commission

Item 1. NAME AND ADDRESS OF COMPANY - AMADOR GOLD CORP., Suite 711 - 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.           DATE OF MATERIAL CHANGE - November 16, 2005.

Item 3.           NEWS RELEASE - News  Release  issued  November  16,  2005,  at
                  Vancouver, BC.

Item 4. SUMMARY OF MATERIAL CHANGE - Amador Gold Corp. (the "Company") is pleased to announce the acquisition of 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario.

Item 5. FULL DESCRIPTION OF MATERIAL CHANGE - AMADOR GOLD CORP. is pleased to announce the acquisition of 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company will pay for staking or leasing costs to earn a fifty (50%) percent working interest in the property. Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

                  Exploration work in the area by joint venture partner, Golden Chalice Resources, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

                  This acquisition follows a six month in-house compilation programme by Golden Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

Item 6. RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 - Not applicable. This report is not being filed on a confidential basis.

Item 7.           OMITTED INFORMATION - Not applicable.

Item 8.           EXECUTIVE OFFICER - Mr. R.W. Hughes
                                      President
                                      Telephone: (604) 685-2222.

DATED at Vancouver, British Columbia, this 16th day of November, 2005.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       AMADOR GOLD CORP.
                                       (Registrant)


Date:    November 17, 2005             BY:  /S/ BEVERLY J. BULLOCK
                                       ---------------------------------------
                                       Beverly J. Bullock, Corporate Secretary


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